SHONEY'S, INC. EXTENDS TENDER OFFER AND CONSENT
          SOLICITATION FOR LIQUID YIELD OPTION NOTES DUE 2004
        AND 8-1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002

NASHVILLE, Tenn., August 15 /PRNewswire/ -- Shoney's, Inc. (OTC Bulletin
Board: SHOY) ("Shoney's") today announced the extension of its offer to purchase for cash and solicitation of consents (the "Offer") made with respect to its outstanding $177.36 million principal amount at maturity of its Liquid Yield Option Notes (the "LYONs") due 2004 and $51.56 million principal amount of its 8-1/4% Convertible Subordinated Debentures (the "Debentures") due 2002 (collectively, the "Securities").

As extended, the offers for the Securities will now expire at 11:00 a.m. on Tuesday, August 29, 2000. The offers remain subject to receipt of necessary financing, which the Company expects to close on or about August 29, 2000, but in no event later than September 4, 2000. If the financing does not close by August 29, 2000, the Company intends to further extend the offer on a daily basis as necessary so as to facilitate the contemporaneous closing of the financing and the offers for the Securities.

As of 5:00 p.m. on Monday, August 14, 2000, the Company had received tenders and consents with respect to $158.97 million aggregate principal amount at maturity of the LYONs and $47.66 million aggregate principal amount of the Debentures.

The complete terms and conditions of the offer, all the other terms of which remain unchanged, are contained in the Company's Offer to Purchase and Consent Solicitation Statement dated July 18, 2000. Copies of the Offer to Purchase and Consent Solicitation Statement may be obtained from D.F. King & Co., Inc., the information agent, at 888-242-8157.

Banc of America Securities LLC is the exclusive dealer manager for the tender offer and consent solicitation. The depositary for the tender offer and consent solicitation is The Bank of New York. Additional information concerning the terms of the tender offer may be obtained by contacting Banc of America Securities LLC at 888-292-0070 (toll free) or 704-388-4813 (collect).

Headquartered in Nashville, Tennessee, Shoney's, Inc. owns, operates and franchises 1,084 restaurants in 28 states, including 617 Company-owned and 467 franchised restaurants, under the names: Shoney's Restaurants and Captain D's Seafood Restaurants.

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Certain statements in this release are forward-looking statements.  All forward-looking statements involve risks and uncertainties which, in many cases, are beyond the control of the Company and could cause actual results to differ materially. The Company undertakes no obligation to update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company's financial results is contained in the Company's filings with the Securities and Exchange Commission, including the ability of management to implement successfully its strategy for improving Shoney's Restaurants performance, the ability to effect proposed financings upon terms that are satisfactory to the Company, the ability to effect asset sales consistent with the projected proceeds and timing expectations, the results of pending litigation, adequacy of management personnel resources, shortages of restaurant labor, commodity price increases, product shortages, adverse general economic conditions, turnover and a variety of other factors.

CONTACT: James M. Beltrame, Chief Financial Officer, Shoney's, Inc., 615-231-2214; or Andrew Karp, Managing Director, Banc of America Securities LLC, 704-388-4813, or 888-292-0070/